Mail Stop 3561

October 29, 2007

Mr. Claude Couty
Chief Financial Officer
337 Avenue de Bruxelles
La Seyne-Sur-Mer, France 83507

> **Re:** **Heritage Worldwide, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed November 23, 2005**
> **File No. 000-28277**

Dear Mr. Couty:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

June 30, 2005 10-KSB

Note 12 – Stock Options, page 41

We have reviewed your response to comment 4 noting the company has disclosed in the June 30, 2006 10-KSB that the 1,175,000 options vest three years after their grant date. This disclosure and the disclosure provided under the requirements of SFAS No. 148 are unclear. It appears from your disclosure that as of June 30, 2005 none of the options issued are exercisable, yet the company is reporting approximately $247,625 in pro forma compensation expense on page 29 which should relate to compensation expense that would have been incurred under SFAS No. 123 for options that had vested as of June 30, 2005. Please explain to us in sufficient detail why the company is reporting pro forma compensation expense on page 29 if the options do not vest until three years after the grant date.

Item 8A. Controls and Procedures, page 47

We have reviewed your response to comment 5 noting the company has not adjusted the disclosure in the June 30, 2005 10-KSB and that you have not provided the requested disclosure in subsequent filings to date. Please affirm to us in writing that you will either disclose in your future Exchange Act filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level, OR remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services